

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 29, 2008

Mr. Francis C. Boyle, Jr.
Acting CFO & VP, Controller
Barnes Group Inc.
123 Main Street
Bristol, CT  06011

     **RE:    Form 10-K for the fiscal year ended December 31, 2007**
              **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
              **File No. 1-4801**

Dear Mr. Boyle:

     We have reviewed these filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Item 1A.  Risk Factors, page 4

2.  Please delete the second sentence in which you state that other unknown or immaterial risks may also impact your business and operations.  Please note that all material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 25

3.  Please present a reconciliation on page 27 to show how the consolidated debt to EBITDA ratio is computed.

Item 8 - Financial Statements and Supplementary Data

General

4.  Please disclose in your financial statements the amount of research and development costs you have incurred for each period presented.  See paragraph 13 of SFAS 2.

Consolidated Statements of Changes in Stockholders' Equity, page 36

5.  Please include a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held as treasury stock.

Note 1 – Summary of Significant Accounting Policies, page 37

6.  Please disclose the line item(s) in which you include depreciation and amortization, as well as the amounts included in each line item for each period presented.  If you do not allocate depreciation and amortization to cost of sales, please revise your presentation to comply with SAB Topics 11:B and 7:D and remove your presentations of gross profit throughout the filing.

Note 11 – Comprehensive Income, page 56

7.  Please disclose for all periods presented the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Note 16 – Information on Business Segments, page 59

8.  Please revise your reconciliation to ensure that total company operating profit for each period presented agrees to the amounts presented on the face of your statements of income.  Amounts that are not allocated to segments should be included within the other column and should be discussed within the segment footnote and your MD&A to the extent these reconciling items become material.

Note 17 – Commitments and Contingencies, page 61

Leases, page 61

9.  Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

10. Please address the above comments in your interim filings as well.

Item 4 – Controls and Procedures, page 23

11. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter.  See Item 308(c) of Regulation S-K.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 4, 2008

Compensation Discussion and Analysis, page 5

12. Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different.

Please revise your CD&A to discuss in more detail your executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

## Annual Incentives Payable in Cash, page 8

13. Please quantify <u>all</u> items of corporate performance that are evaluated or target levels to be achieved in order for your executive officers to earn their incentive compensation. For example, since 85% of the awards are based on basic earnings per share of the company or performance profit after tax of the applicable business unit, quantify the target, threshold, and actual financial performance measures. Also quantify the adjustments made to the performance measures.

## Long-Term Equity Incentive Compensation, page 11

14. Please clarify how equity incentive compensation was determined for the executive officers. Also disclose any corporate performance measures, such as the actual stock price versus the stock price appreciation goals, analyzed in determining awards.

## Employment Agreement, page 38

15. We note the multiples of salary that are paid upon termination or change in control. Please discuss why you have chosen to pay various multiples of the components of compensation as change-in-control payments. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

## Severance Arrangements, page 40

16. Please discuss why you have chosen to pay various multiples of the components of compensation as change-in-control payments for each executive. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

## Director Compensation, page 46

17. Please disclose how the structure and amount of director compensation is determined and explain why you pay a $ 45,000 annual retainer to each non-employee director in addition to providing payments for attending board meetings and additional stock awards.

<u>Compensation and Management Development Committee, page 57</u>

18. Please add a caption, "Compensation Committee Interlocks and Insider Participation," and in that section provide the required disclosure under Item 407(e)(4) of Regulation S-K.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Brigitte Lippmann, Legal Branch Chief, at (202) 551-3713 if you have any questions regarding legal or disclosure matters.  Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief